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EXHIBIT 16.1

June 22, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K filed on June 22, 2010, of Tropicana Entertainment Inc. and are in agreement with the statements contained in the third, fourth and fifth paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the fifth paragraph on page two therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the Predecessors' 2008 financial statements.

/s/ Ernst & Young LLP

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  EXHIBIT 16.1